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                                                                    EXHIBIT 99.1


                      [CANADIAN SUPERIOR ENERGY INC. LOGO]



For Immediate Release                                           December 1, 2004


                   CANADIAN SUPERIOR ENERGY INC. ANNOUNCES FINANCING

CALGARY, ALBERTA - Canadian Superior Energy Inc. ("Canadian Superior" - TSX,
AMEX: SNG) of Calgary, Alberta announced today that it proposes to issue by way of private placement up to 5,000,000 common shares on a flow-through basis at Cdn. $3.00 per share for gross proceeds of up to Cdn. $15,000,000. Maison Placements Canada Inc. and Acumen Capital Finance Partners Limited have been retained to assist in marketing the offering on a best efforts basis.

The issue is subject to normal regulatory approvals and closings will be held as subscriptions are accepted by the Corporation provided that no closings shall occur after December 31, 2004. Proceeds from the issue will be used to fund the Company's exploration program and qualifying expenditures will be renounced to subscribers.

Canadian Superior is a Calgary, Alberta based oil and gas exploration and production company with operations in western Canada, offshore Nova Scotia and offshore Trinidad and Tobago. The Company is one of the largest acreage holders offshore Nova Scotia, with 100% interests in 1,293,946 acres offshore Nova Scotia (see Canadian Superior's website at www.cansup.com to review Canadian Superior's "Marquis, Mariner, Mayflower, Marauder and Marconi Offshore Projects" and to view the "Table of Major Offshore Nova Scotia Acreage Holders" and "Offshore Nova Scotia Maps", to review information on the Company's Western Canadian operations and for information and detailed maps regarding Canadian Superior's Trinidad Mayaro/Guayaguayare (M/G) "Tradewinds" Offshore Project and the "Intrepid" Block 5 (c)).

This news release shall not constitute an offer to sell or the solicitation of any offer to buy securities in any jurisdiction. The common shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirements.

This press release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. Statements contained in this press release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.


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FOR FURTHER INFORMATION RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS
NEWS RELEASE, PLEASE CONTACT:

Canadian Superior Energy Inc.
Suite 3300, 400 - 3rd Avenue S.W.
Calgary, Alberta
Canada T2P 4H2
Investor Relations
Phone: (403) 294-1411
Fax:   (403) 216-2374
www.cansup.com